EXHIBIT 7

PL Capital, LLC

47 EAST CHICAGO AVENUE
SUITE 336
NAPERVILLE, ILLINOIS 60540
TEL.: (630) 848-1340
FAX: (630) 848-1342

67 PARK PLACE EAST
SUITE 675
MORRISTOWN, NJ 07960
TEL.: (973) 539-5400
FAX: (973) 539-5404

November 30, 2015

Mr. Chad Brownstein
Lead Director and Chairman of the Compensation, Nominating & Governance Committee
Banc of California, Inc.
18500 Von Karman Avenue
Suite 1100
Irvine, CA 92612

Dear Mr. Brownstein:

Chairman & CEO Steven Sugarman's term as a director expires at the 2016 Annual Meeting of Shareholders of Banc of California, Inc. (the "Company"). If the Company's board of directors chooses to re-nominate him, we request that the Company fully disclose in its proxy materials Mr. Sugarman's involvement with GPS Partners, LLC, an investment firm he co-founded. As noted below, GPS Partners, LLC was the subject of a Securities and Exchange Commission ("SEC") Cease and Desist Order relating to serious securities law violations which occurred while Mr. Sugarman was a co-owner, partner, member and Chief Compliance Officer.

Background on Mr. Sugarman and GPS Partners, LLC:

As noted in Mr. Sugarman's biography on the Company's website, he was "a founding Partner of GPS Partners, LLC, a $2 billion private investment fund." The Company's 2015 Proxy Statement notes that he "was a founding partner of GPS Partners, LLC, a $2 billion investment firm." Prior years' public filings by the Company contain similar innocuous and implicitly favorable descriptions of his involvement with GPS Partners, LLC.

What is not disclosed in the Company's public filings is the following information on GPS Partners, LLC and Mr. Sugarman:

- June 2005 to (at least) March 2009:

  During this period, or longer, Mr. Sugarman was a GPS Partners, LLC co-founder, co-owner, partner and member, as well as its Chief Compliance Officer.

  In a March 2009 Form ADV filed with the SEC, GPS Partners, LLC disclosed that Mr. Sugarman was a Member, co-owner and the Chief Compliance Officer of GPS Partners, LLC since June 2005. Mr. Sugarman's ownership in GPS Partners, LLC is disclosed as between 10% to 25%. Mr. Brett Messing is listed as Mr. Sugarman's co-owner in GPS Partners, LLC. A copy of the relevant page of that Form ADV is attached to this letter.

  It is unclear how long after March 2009 Mr. Sugarman left GPS Partners, LLC or divested his ownership stake. His current LinkedIn page discloses that he was a Partner at GPS Partners, LLC from October 2005 to October 2009. A copy of his current LinkedIn page is attached to this letter.

- **2006 and 2007:**

  GPS Partners, LLC "willfully" violates SEC Regulation 105 in a series of trades in 2006 and 2007 that the SEC found to constitute "sham transactions." Throughout this period, Mr. Sugarman was a GPS Partners, LLC co-owner, partner, member and Chief Compliance Officer.

- **March 16, 2010:**

  The SEC imposes a cease and desist order on GPS Partners, LLC and Mr. Messing for the violative trades made in 2006 and 2007 and orders GPS Partners, LLC and Mr. Messing to pay over $1.2 million in disgorgement of profits and prejudgment interest. While Mr. Sugarman is not named as a respondent in the SEC order, he was a co-owner, partner, member and Chief Compliance Officer of GPS Partners, LLC during the period when the violative trades occurred. A copy of the SEC order is attached to this letter.

- **November 2010:**

  Mr. Sugarman is appointed to the board of First PacTrust, the predecessor to Banc of California. We have been unable to find any public disclosures by First PacTrust (or since then, the Company) of the problems which occurred while Mr. Sugarman was a GPS Partners, LLC co-owner, partner, member and Chief Compliance Officer.

  It is also unclear to us whether the board of First PacTrust or Banc of California was ever informed of the SEC cease and desist order on GPS Partners, LLC, which sprung from actions that occurred while Mr. Sugarman was a GPS Partners, LLC co-owner, partner, member and Chief Compliance Officer.

- **November 2010 to the present:**

  Mr. Sugarman joined the Company's board in November 2010 and became CEO in 2012. We were unable to find any mention of the serious events which occurred at GPS Partners, LLC while Mr. Sugarman was there, in any public SEC filing or other Company disclosure (e.g. on the Company's website) made since 2010 and that we reviewed.

A reader of Mr. Sugarman's biography on the Company website or in the Company's prior proxy statements would have no idea that GPS Partners, LLC, of which he was a co-founder, co-owner, partner, member and Chief Compliance Officer, willfully violated SEC regulations, was the subject of a cease and desist order and paid over $1.2 million in disgorgement, prejudgment interest and civil money penalties. While we agree with the Company's apparent decision that Mr. Sugarman's involvement with GPS Partners, LLC should be disclosed in the Company's public filings, the description of him as "a founding partner of GPS Partners, LLC, a $2 billion investment firm" is affirmatively misleading, in that it implies that GPS Partners, LLC was a success, and fails to disclose material information.

PL Capital, LLC

As Chairman of the Compensation, Nominating and Governance Committee and Lead Director of the Company, it is your responsibility to ensure that the Company properly disclose Mr. Sugarman's background. Proper disclosures are a key component of the Company's Code of Business Conduct and Ethics, which requires the Company to promote full, fair, accurate, timely and understandable disclosures in documents filed by the Company with the SEC.

While Mr. Sugarman might respond that he was not specifically named as a respondent in the March 2010 SEC order, he was a co-founder, co-owner, partner, member and Chief Compliance Officer at GPS Partners, LLC during the period the violations occurred. That is material information that should be fully disclosed in the Company's SEC filings and on the Company's website.

Please ensure that each member of the Board of Directors is provided a copy of this letter.

I can be reached at 973-539-5400 or by email at rlashley@plcapitalllc.com if you have any questions.

Regards,

Richard Lashley

Richard Lashley, Principal

Attachments.

Form ADV GPS Partners, LLC (3-31-09) Showing S. Sugarman as Co-Owner, Member and CC0 Since 2005

FORM ADV
UNIFORM APPLICATION FOR INVESTMENT ADVISER REGISTRATION

Primary Business Name: GPS PARTNERS LLC

ADV – Annual Amendment, SCHEDULE A

3/31/2009 1:30:23 PM

CRD Number: 135861

Rev. 02/2005

Form ADV, Schedule A

Direct Owners and Executive Officers

1. Complete Schedule A only if you are submitting an initial application. Schedule A asks for information about your direct owners and executive officers. Use Schedule C to amend this information.

2. Direct Owners and Executive Officers. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer(Chief Compliance Officer is required and cannot be more than one individual), director, and any other individuals with similar status or functions;

   (b) if you are organized as a corporation, each shareholder that is a direct owner of 5% or more of a class of your voting securities, unless you are a public reporting company (a company subject to Section 12 or 15(d) of the Exchange Act);

   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of your voting securities. For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (c) if you are organized as a partnership, <u>all</u> general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of your capital;

   (d) in the case of a trust that directly owns 5% or more of a class of your voting securities, or that has the right to receive upon dissolution, or has contributed, 5% or more of your capital, the trust and each trustee; and

   (e) if you are organized as a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of your capital, and (ii) if managed by elected managers, all elected managers.

3. Do you have any indirect owners to be reported on Schedule B? ○ Yes ● No

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner or executive officer is an individual.

5. Complete the Title or Status column by entering board/management titles; status as partner, trustee, sole proprietor, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are: NA - less than 5%   B - 10% but less than 25%   D - 50% but less than 75%
   A - 5% but less than 10%   C - 25% but less than 50%   E - 75% or more

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.

   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.

   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No., or Employer ID No.
SUGARMAN, STEVEN, ALAN	I	MEMBER/CHIEF COMPLIANCE OFFICER	06/2005	B	Y	N	4749281
MESSING, BRETT, STUART	I	MANAGING MEMBER	06/2005	E	Y	N	2077288
FARRON, JEFFREY, JOHN	I	CHIEF FINANCIAL OFFICER	08/2005	NA	Y	N	5047256

Steven A. Sugarman LinkedIn Page (Nov. 9, 2015) Showing Employment at GPS Partners, LLC from October 2005 to October 2009

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Steven Sugarman

President and Chief Executive Officer at Banc of California, Inc.

2nd • PREMIUM

Irvine, California | Banking

Current Banc of California, Inc., COR Securities Holdings Inc., COR Capital LLC

Previous GPS Partners LLC, Lehman Brothers, Sugarman Enterprises, Inc.

Education Yale Law School

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500+ connections

https://www.linkedin.com/in/steven-sugarman-020b

Contact Info

Background

Experience

President and Chief Executive Officer
Banc of California, Inc.
September 2012 – Present (3 years 3 months)

Chief Executive Officer
COR Securities Holdings Inc.
December 2011 – Present (4 years) | Santa Monica, CA

Managing Member
COR Capital LLC
September 2009 – Present (6 years 3 months)

Partner
GPS Partners LLC
October 2005 – October 2009 (4 years 1 month)

Investment Advisor
Lehman Brothers
February 2004 – September 2005 (1 year 8 months)

LEHMAN BROTHERS

CEO/President
Sugarman Enterprises, Inc.
September 2002 – February 2004 (1 year 6 months)

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GPS Partners, LLC March 16, 2010 SEC Order
(https://www.sec.gov/litigation/admin/2010/34-61718.pdf)

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61718 / March 16, 2010

INVESTMENT ADVISERS ACT OF 1940
Release No. 3002 / March 16, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13818

In the Matter of **GPS PARTNERS, LLC and BRETT S. MESSING,** **Respondents.**	**ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTION 21C OF THE SECURITIES EXCHANGE ACT OF 1934 AND SECTIONS 203(e) AND 203(f) OF THE INVESTMENT ADVISERS ACT OF 1940, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER**

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 21C of the Securities Exchange Act of 1934 ("Exchange Act") and Sections 203(e) and 203(f) of the Investment Advisers Act of 1940 ("Advisers Act") against GPS Partners, LLC and Brett S. Messing (collectively "Respondents").

II.

In anticipation of the institution of these proceedings, Respondents have submitted Offers of Settlement (the "Offers") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over them and the subject matter of these proceedings, which are admitted, Respondents consent to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 and Sections 203(e) and 203(f) of the Investment Advisers Act of 1940,

Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order"), as set forth below.

<center>III.</center>

On the basis of this Order and Respondents' Offers, the Commission finds[1] that:

<center><u>Respondents</u></center>

1. **GPS Partners, LLC ("GPS")** is a Delaware limited liability company with its principal place of business in Santa Monica, California. GPS was registered as an investment adviser with the Commission from June 2005 through November 2009 and advised proprietary hedge funds and other pooled investment vehicles as well as separate account clients. As of August 2007, GPS had approximately $2 billion under management.

2. **Brett S. Messing ("Messing")**, age 45, resides in Los Angeles, California. Messing is GPS' founder, managing partner, chief executive officer, and primary portfolio manager. He owns 85% of GPS. Prior to starting GPS, Messing held various management, advisory, and brokerage positions at several securities firms.

<center><u>Summary</u></center>

3. In 2006, GPS and Messing violated the former version of Rule 105 of Regulation M, "Short Selling in Connection with a Public Offering," in five instances, and in 2007 GPS and Messing violated the current version of Rule 105 in one instance. As a result, GPS obtained profits of more than $1.1 million.

<center><u>Legal Framework</u></center>

4. In 2006, when GPS participated in five of the transactions at issue, Rule 105 of Regulation M provided, in pertinent part: "In connection with an offering of securities for cash pursuant to a registration statement … filed under the Securities Act, it shall be unlawful for any person to cover a short sale with offered securities purchased from an underwriter or broker or dealer participating in the offering, if such short sale occurred during the … period beginning five business days before the pricing of the offered securities and ending with such pricing . . . ." *Final Rule: Short Sales*, Rel. No. 34-50103, 69 Fed. Reg. 48008 (July 28, 2004) (effective Sept. 7, 2004) ("*Former Rule Release*"). This five business day or shorter period is referred to herein as the "restricted period."

5. The Commission adopted Rule 105 in an effort to prevent manipulative short selling prior to a public offering. Rule 105 is prophylactic and prohibits the conduct irrespective of the short seller's intent in effecting the short sale.

---

[1] The findings herein are made pursuant to Respondents' Offers and are not binding on any other person or entity in this or any other proceeding.

6. The Commission has recognized that violations of Rule 105 could result from sham transactions designed to evade the text of the rule. Interpretative guidance issued by the Commission in 2004 provided that a transaction violates Rule 105 "where the transaction is structured such that there is no legitimate economic purpose or substance to the contemporaneous purchase and sale, no genuine change in beneficial ownership, and/or little or no market risk . . ." *Former Rule Release*. The Commission described one type of sham transaction as occurring when "a trader effects pre-pricing short sales during the Rule 105 restricted period, receives offering shares, sells the offering shares into the open market, and then contemporaneously or nearly contemporaneously purchases an equivalent number of the same class of shares as the offering shares, which are then used to cover the short sales." *Id.*

7. The Commission amended Rule 105 prior to one of the transactions at issue. Effective October 9, 2007, Rule 105 provided, in pertinent part: "In connection with an offering of equity securities for cash pursuant to a registration statement . . . filed under the Securities Act of 1933 ("offered securities"), it shall be unlawful for any person to sell short . . . the security that is the subject of the offering and purchase the offered securities from an underwriter or broker or dealer participating in the offering if such short sale was effected" during the restricted period. 17 C.F.R. § 242.105.

8. One exception to the current version of Rule 105 applies when an equal or greater number of the issuer's shares are purchased after the last restricted short sale is effected but before the follow-on offering (known as the "bona fide purchase" exception). If a bona fide purchase is made, participation in the offering will not violate the rule. *See* 17 C.F.R. § 242.105(b)(1). However, "[p]urchases made during the Rule 105 restricted period but before the last Rule 105 restricted period short sale do not qualify as a bona fide purchase . . . ." *Final Rule: Short Selling in Connection with a Public Offering*, Rel. No. 34-56206, 72 Fed. Reg. 45094 (Aug. 10, 2007).

The Violative Trades

9. During the relevant period, GPS and Messing engaged in transactions prohibited by Rule 105 in connection with purchases of securities in public offerings made by Washington Real Estate Investment Trust ("WRE"), W&T Offshore, Inc. ("WTI"), MCG Capital Corp. ("MCGC"), Luminent Mortgage Capital Inc. ("LUM"), NorthStar Realty Finance Corp. ("NRF"), and Kinder Morgan Energy Partners LP ("KMP"). As portfolio manager, Messing was generally responsible for the trading at GPS, including the trades at issue here.

      A.   *Sham Transactions Using Market Orders*

10. In connection with the WRE and WTI follow-on offerings, GPS executed transactions which lacked economic purpose or substance by contemporaneously entering market orders to sell the offering shares and purchase shares in the open market, which were then used to cover the short positions that had been established during the restricted period. These violations resulted in profits of $121,241.

11. For example, GPS participated in a follow-on offering of WRE on June 1, 2006. The shares were priced after the close of trading on May 31, 2006 at $34.40/share. During the restricted period, GPS established a 55,000 share short position in WRE at $34.90/share.

12. On the morning of June 1, 2006, GPS received a 55,000 share allocation of the WRE offering, resulting in a 55,000 share short position and a 55,000 share long position.

13. Later that morning, through two different brokers, GPS contemporaneously entered a market order at 9:35:52 a.m. to sell the 55,000 offering shares and another market order at 9:36:04 a.m. to buy 55,000 shares to cover the restricted short position. The orders were filled within one minute of each other and at exactly the same price of $34.00/share. This resulted in profits of $29,981.

B.   Sham Transactions Using VWAP Algorithms

14. In connection with the MCGC, LUM, and NRF follow-on offerings, GPS executed transactions which lacked economic purpose or substance by contemporaneously entering orders using VWAP algorithms[2] to sell offering shares and purchase shares in the open market, which were then used to cover the short position that had been established during the restricted period. These violations resulted in profits of $73,654.

15. For example, GPS participated in a follow-on offering of MCGC on October 11, 2006. The shares were priced after the close of trading on October 10, 2006 at $15.75/share. During the restricted period, GPS established a 81,500 share short position with three transactions consisting of 50,000 shares at $16.006/share, 5,000 shares at $16.177/share, and 26,500 shares at $16.101/share.

16. On October 11, 2006, GPS received a 200,000 share allocation of the MCGC offering, resulting in a 81,500 share short position and a 200,000 share long position.

17. On October 19, 2006, through two different brokers, GPS contemporaneously entered an order to sell 82,200 offering shares and buy 82,200 shares to cover part of the restricted short position. Both orders were placed using a VWAP algorithm and were executed from 11:05 a.m. to 3:59 p.m. The sale order was executed in 302 fills with an average price of $16.777/share, and the buy order was executed in 525 fills with an average price of $16.786/share – a difference of $0.009. This resulted in profits of $24,140.

C.   KMP Follow-On Offering

18. GPS participated in a follow-on offering of KMP on November 30, 2007. The shares were priced prior to the market's opening on November 30, 2007 at $49.34/share. During the restricted period, GPS established a short position of 150,400 shares consisting of 28,000 shares on November 23 at $49.57/share, 10,000 shares on November 26 at $49.26/share, 11,000 shares on November 28 at $50.64/share, and 101,400 shares on November 28 at $50.857/share.

---

[2]   "VWAP" refers to volume weighted average price. A VWAP algorithm is a trading strategy that breaks orders into multiple smaller trades that are executed throughout the day with an aim to achieve an overall price close to the VWAP benchmark for that day.

19. On November 27 and 29, 2007, GPS purchased 38,000 and 112,400 shares of KMP, respectively, for a total of 150,400 shares. Neither purchase, however, qualified for the bona fide purchase exception because: (i) the November 27 purchase did not occur after the last restricted short sale, which occurred on November 28, and (ii) the November 29 purchase of 112,400 shares was not equal to or greater than the total number of shares shorted during the restricted period (150,400).

20. On November 30, 2007, GPS received a 1,410,000 share allocation of the KMP offering, which amounted to 23% of the entire offering. As a result, GPS obtained profits of $956,376.

21. As a result of the conduct described above, GPS and Messing willfully[3] committed violations of Rule 105.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanctions agreed to in Respondents' Offers.

Accordingly, pursuant to Section 21C of the Exchange Act and Sections 203(e) and 203(f) of the Advisers Act, it is hereby ORDERED that:

A. Respondent GPS shall cease and desist from committing or causing any violations and any future violations of Rule 105 of Regulation M under the Exchange Act.

B. Respondent Messing shall cease and desist from committing or causing any violations and any future violations of Rule 105 of Regulation M under the Exchange Act.

C. Respondent GPS is censured.

D. Respondent Messing is censured.

E. Respondents shall, jointly and severally, within thirty (30) days of the entry of this Order, pay disgorgement of $1,151,271 and prejudgment interest of $132,900 to the United States Treasury. If timely payment is not made, additional interest shall accrue pursuant to SEC Rule of Practice 600. Payment shall be: (A) made by United States postal money order, certified check, bank cashier's check or bank money order; (B) made payable to the Securities and Exchange Commission; (C) hand-delivered or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Stop 0-3, Alexandria, VA 22312; and (D) submitted under cover letter that identifies GPS Partners, LLC and Brett S. Messing as Respondents in these proceedings, the file number of these proceedings, a copy of which cover letter and money order or check shall be sent to Andrew G. Petillon,

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[3]   A willful violation of the securities laws means merely "'that the person charged with the duty knows what he is doing.'" *Wonsover v. SEC*, 205 F.3d 408, 414 (D.C. Cir. 2000) (quoting *Hughes v. SEC*, 174 F.2d 969, 977 (D.C. Cir. 1949)). There is no requirement that the actor "'also be aware that he is violating one of the Rules or Acts.'" *Id.* (quoting *Gearhart & Otis, Inc. v. SEC*, 348 F.2d 798, 803 (D.C. Cir. 1965)).

Associate Regional Director, Division of Enforcement, Securities and Exchange Commission, Los Angeles Regional Office, 5670 Wilshire Blvd., Suite 1100, Los Angeles, California 90036.

F. Respondents shall, jointly and severally, within 30 days of the entry of this Order, pay a civil money penalty in the amount of $575,635 to the United States Treasury. If timely payment is not made, additional interest shall accrue pursuant to 31 U.S.C. 3717. Such payment shall be: (A) made by wire transfer, United States postal money order, certified check, bank cashier's check or bank money order; (B) made payable to the Securities and Exchange Commission; (C) hand-delivered or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Stop 0-3, Alexandria, VA 22312; and (D) submitted under cover letter that identifies GPS Partners, LLC and Brett S. Messing as Respondents in these proceedings, the file number of these proceedings, a copy of which cover letter and money order or check shall be sent to Andrew G. Petillon, Associate Regional Director, Division of Enforcement, Securities and Exchange Commission, Los Angeles Regional Office, 5670 Wilshire Blvd., Suite 1100, Los Angeles, California 90036.

By the Commission.

Elizabeth M. Murphy
Secretary